UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

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Commission File Number: 001-34238

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THE9 LIMITED

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 201203

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

The9 Limited Announces Receipt of Nasdaq Notice of

Tolling Compliance Period for Minimum Bid Price Requirement

The9 Limited (Nasdaq: NCTY ) (“The9” or the “Company”), an established Internet company, today announced that it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”) dated April 17, 2020, indicating that Nasdaq has determined to toll the compliance period for minimum bid price and market value of publicly held shares requirements through June 30, 2020. As a result of the tolling of the compliance period, the Company will have until November 16, 2020 to regain compliance. The Company can regain compliance, either during the tolling period or during the compliance period resuming after the tolling period, by evidencing compliance with the minimum bid price requirement for a minimum of ten consecutive trading days.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “considers” and similar statements. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s ability to license, develop or acquire online games that are appealing to users, The9’s ability to retain existing players and attract new players, The9’s ability to anticipate and adapt to changing consumer preferences and respond to competitive market conditions, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

Investor Relations Contact

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By	:	/s/ George Lai
Name	:	George Lai
Title	:	Director and Chief Financial Officer

Date: April 21, 2020